Exhibit 99.1

ENGAGED CAPITAL URGES DEL FRISCO’S RESTAURANT GROUP, INC.

TO EXPLORE STRATEGIC ALTERNATIVES

•	DFRG’s compelling dining concepts are undervalued by public shareholders
•	The Board’s approval of the Barteca acquisition, compounded by management’s weak operating performance, has destroyed substantial shareholder value
•	A sale of DFRG today, in whole or in parts, presents the most attractive risk-adjusted return for shareholders

Newport Beach, CA, December 6, 2018 - Engaged Capital, LLC, an investment firm specializing in enhancing the value of small and mid-cap North American equities, today sent a letter to the Board of Directors of Del Frisco’s Restaurant Group, Inc. (NASDAQ:DFRG).

The full text of the letter follows:

December 6, 2018

Del Frisco’s Restaurant Group, Inc.

2900 Ranch Trail

Irving, Texas 75063

Attn: Board of Directors

Ladies and Gentlemen:

Engaged Capital, LLC (together with its affiliates, “Engaged Capital” or “we”) is a significant shareholder of Del Frisco’s Restaurant Group, Inc. (“DFRG” or the “Company”) and currently beneficially owns 3,328,000 shares, representing approximately 9.99% ownership of the Company. We acquired a position in the Company because we believe shares in DFRG’s high quality dining concepts are currently trading well below their intrinsic value. Furthermore, we believe there are numerous parties interested in acquiring the Company’s concepts at valuations that would deliver a significant premium to the current share price and be very attractive to the Company’s shareholders. Accordingly, we see a substantial opportunity for the Company’s board of directors (the “Board”) to correct recent strategic missteps and create shareholder value by (1) proactively appointing shareholder representatives to the Board, (2) hiring financial advisors, and (3) forming a strategic review committee consisting of the independent members of the Board to oversee and manage a process to evaluate strategic alternatives. Given DFRG’s short- and long-term underperformance, checkered operational execution, and high financial leverage, it is incumbent upon the members of the Board to fulfill their fiduciary obligations to DFRG shareholders by initiating a process to explore all alternatives to create shareholder value.

DFRG’s Concepts Are Attractive

Despite DFRG’s poor operating and share-price performance, it owns a number of highly attractive dining concepts, the value of which is clearly not reflected in the Company’s enterprise valuation.

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DFRG’s Double Eagle concept is one of the premiere high-end dining concepts in the U.S. With AUV’s in excess of $14 million per restaurant, restaurant-level EBITDA margins of 25%,1 and the potential to triple the unit count in the U.S., we believe the Double Eagle is an iconic brand with staying power.

Barcelona’s tapas and wine bar concept is a differentiated asset in the restaurant industry. Barcelona’s beverage mix of 46%2 and consistently positive same store sales provide the foundation for an extended runway of profitable growth.

Finally, we believe bartaco has the potential to be a blockbuster concept. With outstanding restaurant-level EBITDA margins of 28%,3 modest unit capital investment costs, and the potential to increase the unit count 10-fold over time, we believe the sky is the limit for bartaco if the growth strategy can be properly executed.

Given these attractive assets, we believe there are multiple parties interested in acquiring DFRG today, either in pieces or in its entirety, at valuations that would provide shareholders a meaningful premium to the current share price.

DFRG Has Underperformed

Despite these high-quality concepts, DFRG has failed to create shareholder value. Simply put, DFRG’s performance as a public company has been abysmal. Since its IPO in 2012, DFRG has declined by 47%, while RUTH, its closest peer, has nearly quadrupled in value. Over any reasonable short- or long-term time frame, DFRG has underperformed its peers, the restaurant industry, and the broader market.

Source: FactSet. Data as of 11/30/2018

1 Trailing twelve months, per Company filings

2 Per Company filings

3 Trailing twelve months, per Company filings

DFRG’s Underperformance Magnified by Board Missteps

The most significant driver of DFRG’s underperformance vs. its peers was the Board’s decision to approve the acquisition of Barteca Restaurant Group (“Barteca”), which was announced on May 7, 2018 and closed on June 27, 2018. It has been our experience that the risk associated with acquisitions increases exponentially with the size of the deal and the multiple paid. On both metrics, the Barteca acquisition was extremely risky. Barteca was a large acquisition: DFRG committed to pay $325 million for Barteca relative to DFRG’s enterprise value of $338 million on the date of the announcement.4 Furthermore, Barteca was an expensive acquisition: the purchase price represented a multiple of 15.7x TTM EBITDA5 as compared to DFRG’s trading multiple of 8.3x TTM EBITDA.6 Not surprisingly, as investors digested the risk associated with the acquisition, DFRG shares underperformed, declining 17% from the announcement date to the closing date, and one sell-side analyst downgraded the stock, titling his note “Acquisition Clouds ‘18/19, Increases Balance Sheet Risk and Valuation.”7

Unfortunately for DFRG shareholders, the already-high risk associated with the Barteca acquisition was compounded by the Board’s lackadaisical oversight of the financing and the questionable strategic rationale for the deal. As a result, the share price underperformance (and analyst downgrades) that began when the acquisition was announced only accelerated post-close.

First, the Board has approved a strategy, under which the acquisition of Barteca was justified, that is fundamentally flawed, we believe. CEO Norman Abdallah has described DFRG “as a public PE company that invests into brands.”8 However, nothing in DFRG’s operational track record supports the idea that DFRG has any core competency in operating multiple brands. Of the three brands DFRG operated prior to the Barteca acquisition, only the performance of Double Eagle could be deemed as acceptable. DFRG’s other brands, the Grille and Sullivan’s, have experienced years of margin compression and negative same store traffic. In fact, for Sullivan’s this recently culminated in the sale of the concept at a significant discount to the book value9 of the assets. At the Grille, margin pressure and traffic declines have forced management to reverse from past positioning of the brand as a growth concept, instead closing multiple locations in 2018 and capitulating to open no new units in 2019 and 2020.

Second, it is inarguable that Barteca is less valuable under DFRG’s ownership than as a standalone concept. We believe the most important value driver for the Barcelona and bartaco concepts is rapid unit growth. Ordinarily, one of the synergies resulting from a more mature company acquiring a high growth concept would be accelerated growth due to increased access to capital and cash flows from the existing business. However, DFRG’s high leverage resulting from the Barteca acquisition has instead forced management to reduce the amount of capital investment planned for Barcelona and bartaco in 2019 from Barteca’s plans as a standalone concept,10 effectively lowering its growth outlook and therefore value.

4 Data per FactSet

5 Data per DFRG filings

6 Data per FactSet

7 Brian Vaccaro, Raymond James, May 8, 2018

8 Q1:2018 DFRG earnings call

9 Per DFRG Form 10-Q filed 11/09/2018

10 “Following ongoing reviews of our development pipeline, we have cut our CapEx budget for 2019 relative to our original plans. This moderates the more aggressive acceleration of Barcelona and Barteca openings planned by previous ownership…” – Norman J. Abdallah, CEO, Q3:2018 earnings conference call

Third, the Board’s decision to sign the agreement to acquire Barteca prior to securing all necessary financing for the deal cost shareholders dearly. Upon the close of the Barteca acquisition in June, DFRG entered into a $390 million term loan agreement exorbitantly priced at LIBOR + 475bps. Then on August 6th, DFRG issued 12.9 million shares to raise $98 million at a price per share (net of commissions and expenses) of $7.56, a 52% discount to DFRG’s closing price ($15.65) on the day the acquisition was announced. Finally, despite utilizing the proceeds from the equity raise to pay down the initial term loans, on August 27th DFRG secured an additional $18 million in term loans and re-syndicated the remaining balance of the initial term loan at an even higher interest rate of LIBOR + 600bps. The unexplained three-month delay in raising equity from the date of the deal announcement, and the subsequent refinancing of the term loan at a higher interest rate just two months after securing it, represent permanent shareholder value destruction at the hands of the Board.

Finally, it has come to our attention that the acquisition of Barteca was likely defensive in nature, intended to dissuade an already interested bidder (or bidders) from making an offer to acquire DFRG. Unfortunately, this scenario provides an explanation for the Board’s otherwise baffling decision to rush to announce the acquisition of two totally unrelated restaurant concepts without first securing financing for the deal. Of course, this “reason” only benefits current management and is of no benefit to DFRG shareholders. Approving a large acquisition to stave off a potential sale of a company is one of the most shareholder-unfriendly actions a board can take and causes us and all other shareholders to question whether this Board understands its fiduciary duties.

DFRG’s Operational Performance is Troubling

While the Board’s ineffective oversight of DFRG’s strategy and capital deployment is concerning enough, the same can be said about the Board’s oversight of management. DFRG’s poor operational execution over the last few years makes the continuation of the current strategy unacceptably risky for shareholders. Weak execution can be seen by simply looking at the Grille and Double Eagle same store sales and margin trends, which have not kept pace with relevant public comparables.

Source: DRI, RUTH, and DFRG company filings and Engaged estimates. DRI same store sales for CY2015, CY2016 and CY2017 calculated as the average same store sales reported for the trailing four quarters ending 11/29/2015, 11/27/2016, and 11/26/2017, respectively. DRI same store sales for Q1:18, Q2:18, and Q3:18 correspond to DRI’s reported same store sales for DRI’s FQ3:18, FQ4:18, and FQ1:19.

Not surprisingly, analysts covering DFRG lack confidence that the current management team will execute upon its long-term growth and profitability plans. Current consensus revenue and EBITDA estimates for DFRG for 2021 are $653 million and $92 million, well below management’s publicly-communicated targets for revenue and EBITDA of $700 million and $100 million, respectively. This lack of confidence is further reflected in DFRG’s discounted trading multiple (8.8x EV/ fwd. EBITDA) relative to peers (RUTH: 10.4x, DRI 11.8x).11

As a result, we are convinced the status quo is not a viable path to value creation for DFRG shareholders.

DFRG’s Board Must Act

DFRG’s high leverage, weak and inconsistent operational performance, and value destruction under the current strategy demand quick and decisive action by the Board. It is unacceptable for the Board to ask DFRG shareholders to bear the risk of additional declines in traffic and profitability at Double Eagle and the Grille while hoping that current management will successfully integrate and operate the Barteca concepts (defying a long history of doing otherwise) when we believe there is a far less risky option available: a sale of DFRG today.

The environment for M&A in the restaurant industry has rarely been more active than it is today. Numerous large, well-capitalized private equity firms and strategic acquirers have been acquiring restaurant concepts at high valuation multiples. We experienced this first-hand at Jamba, which was recently acquired by Roark Capital. Simply put, we believe it is a seller’s market. It is imperative that the Board takes advantage of this window by forming a strategic review committee of the independent directors, hiring advisors, and beginning a process to explore strategic alternatives immediately.

Furthermore, shareholder representation is necessary to oversee this process. Based on the actions of the Board to date, we lack the confidence that the Board, as currently constituted, has the ability to fulfill its responsibilities as our fiduciaries. Without shareholder representation on the Board, DFRG shareholders cannot have the confidence that a strategic review process will be objectively focused on providing the most attractive risk-adjusted return for shareholders. Finally, if management or the Board takes further steps to entrench themselves or discourage potential acquirers (as it appears to have done previously) or otherwise ignores the will of shareholders (a dereliction of its fiduciary duty), shareholders will have no choice but to hold each and every director personally liable for such actions.

We stand ready to meet with members of management and the Board to discuss these important matters in greater detail, and we advise them that we intend to monitor developments at the Company closely and will not hesitate to take any action that we believe is necessary to protect the best interests of the Company’s shareholders.

Sincerely yours,

Glenn W. Welling

Principal and Chief Investment Officer

11 Data per FactSet as of 11/30/2018

 About Engaged Capital:

Engaged Capital, LLC (“Engaged Capital”) was established in 2012 by a group of professionals with significant experience in activist investing in North America and was seeded by Grosvenor Capital Management, L.P., one of the oldest and largest global alternative investment managers. Engaged Capital is a limited liability company owned by its principals and formed to create long-term shareholder value by bringing an owner’s perspective to the managements and boards of undervalued public companies. Engaged Capital’s efforts and resources are dedicated to a single investment style, “Constructive Activism” with a focus on delivering superior, long-term, risk-adjusted returns for investors. Engaged Capital is based in Newport Beach, California.

Investor Contact:

Engaged Capital, LLC

Glenn W. Welling, 949-734-7900

info@engagedcapital.com

Media Contact:

Gagnier Communications
Dan Gagnier, 646-569-5897

dg@gagnierfc.com

SOURCE: Engaged Capital, LLC